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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. ______)(1)

                          Creative Host Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22527P102
                         ------------------------------
                                 (CUSIP Number)

                                October 23, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[x]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

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===============================================================================


===================                                  ======================
CUSIP NO. 22527P102              13G                   Page 2 of 5 Pages
===================                                  ======================


1                 NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                      GCA Strategic Investment Fund Limited


2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                      (a) [ ]

                                      (b) [X]

3                 SEC USE ONLY

4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                         Bermuda

                           5   565,625         SOLE VOTING POWER


       NUMBER OF           6      0            SHARED VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY            7   565,625         SOLE DISPOSITIVE POWER
         EACH
       REPORTING
        PERSON
         WITH              8      0            SHARED DISPOSITIVE POWER


9   565,625      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*


11   15.4        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12    CO         TYPE OF REPORTING PERSON*

===============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G


Item 1.

                  (a)      NAME OF ISSUER:

                           Creative Host Services, Inc.

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           6335 Ferris Street
                           Suite G - H
                           San Diego, CA  92126

Item 2.

                  (a)      NAME OF PERSON FILING:

                           GCA Strategic Investment Fund Limited

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           Mechanics Building
                           12 Church Street
                           Hamilton HM11, Bermuda

                  (c)      CITIZENSHIP:

                           Bermuda

                  (d)      Title of Class of Securities:

                           Common Stock

                  (e)      CUSIP NUMBER:

                           784185209000

Item 3.  If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether person filing is a:

                  (a)      [ ]  Broker or dealer registered under section 15 of
                                the Act.
                  (b)      [ ]  Bank as defined in Section 3(a)(6) of the Act.
                  (c)      [ ]  Insurance company as defined in section 3(a)(19)
                                of the Act.
                  (d)      [ ]  Investment company registered under section 8 of
                                the Investment Company Act.
                  (e)      [ ]  An investment adviser in accordance with Rule
                                13d-(b)(1)(ii)(E).
                  (f)      [ ]  An employee benefit plan or endowment fund in
                                accordance with 13d-1(b)(1)(ii)(F).
                  (g)      [ ]  Parent holding company or control person, in
                                accordance with 13d-1(b)(ii)(G).
                  (h)      [ ]  Savings association as defined in Section 3(b)
                                of the Federal Deposit Insurance Act.



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                  (i)      [ ]  Church plan that is excluded from the definition
                                of an investment company under Section 3(c)(14) of the Investment Company Act.
                  (j)      [ ]  Group, in accordance with 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box, [X]

Item 4.  Ownership:

                  (a)      Amount beneficially owned             565,625 shares

                  (b) PERCENT OF CLASS: 15.4%. This percentage is based on total outstanding shares of 3,098,492 as of August 8, 1998, as set forth in the Company's Form 10-Q, filed
                           August 14, 1998, and on an assumed conversion price of $.99875 per share. On October 23, 1998, GCA purchased in a private transaction a 12% Convertible
                           Note with a principal amount of $500,000 (the
                           "Note"), convertible into shares of the Company's common stock, and warrants for the purchase of 65,000 shares of common stock. The Note may be converted into common stock at any time at a price equal to the average of the closing bid prices of the common stock for the five trading days preceding the date of conversion.

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or direct
                                    the vote                             565,625

                           (ii)     Shared power to vote or direct
                                    the vote                                   0

                           (iii)    Sole power to dispose or direct
                                    the disposition of                   565,625

                           (iv)     Shared power to dispose or direct
                                    the disposition of                         0


Item 5.   Ownership of 5 Percent or Less of a Class.

                  Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable


Item 8.   Identification and Classification of Members of the Group.

                  Not Applicable


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Item 9.   Notice of Dissolution of Group.

                  Not Applicable


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.








































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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

                                              November 17, 1998


                                              /s/ Joseph Kelly
                                              --------------------------------


                                              Name:  Joseph Kelly
                                              Title: Director of GCA Strategic
                                                     Investment Fund Limited























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